Exhibit 8.1

São Paulo, June 5th, 2009.

PARA / TO :

Vivo S.A.

REF.:

F4 Form – Corporate Reorganization

Ladies and Gentlemen,

We have acted as Brazilian tax legal counsel to Vivo S.A. (“Vivo”) in connection with a proposed corporate structure in which shares of Telemig Celular S.A., or TC, an indirect controlled subsidiary of Vivo will be merged into Telemig Celular Participações S.A., or TCP, a direct controlled subsidiary of Vivo. The TC holders will receive in exchange for their merged shares new shares of TCP. Subsequently on the same day, all of the TCP shares, including those TCP shares just issued to former TC shareholders and TCP preferred shares issued in the form of American Depositary Shares, or ADSs, will be merged into Vivo. The TCP holders will receive in exchange for their merged TCP shares and ADSs, new Vivo shares and Vivo ADSs, respectively. When completed, the corporate restructuring will result in (i) TCP becoming a direct wholly owned subsidiary of Vivo and (ii) TC becoming a direct wholly owned subsidiary of TCP. We also have acted as Brazilian tax legal counsel in connection with the related filing of the Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission in connection with the issuance of shares by Vivo under the merger of shares and the merger of the companies.

We hereby confirm that the discussion set forth in the Form F-4 and the related prospectus under the caption “Material Tax Considerations—Brazilian Tax Considerations” (Part Five), insofar as such discussions constitute summaries of Brazilian law, fairly summarize the matters referred to therein based on what is expressed in Brazilian law in force as of date of this letter.

We hereby consent to the filing of this opinion as an exhibit to the Form F-4 and to any related supplemental registration statement filed pursuant to the rules applicable thereto and to the reference to our name under the above-mentioned captions of the Form F-4.

Very truly yours,

/s/ Pinheiro Neto Advogados